February 23, 2009	Robert A. Schwed

By EDGAR Submission	+1 212 937 7276(t)
+1 212 230 8888(f)
robert.schwed@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attention: David Edgar

Re: Amdocs Limited

Form 20-F for the Fiscal Year Ended September 30, 2008 Filed December 8, 2008 File No. 001-14840
Ladies and Gentlemen:
This letter is in response to the letter to Amdocs Limited (“Amdocs” or the “Company”) dated February 6, 2009 from Mark Kronforst, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Dov Baharav, Chief Executive Officer of Amdocs Management Limited, a wholly-owned subsidiary of the Company (“AML”). The responses below are keyed to the numbering of the comments and the headings used in the Staff’s letter.
In response to the Staff’s comments regarding our Form 20-F for the fiscal year ended September 30, 2008 (the “Form 20-F”), we advise you as follows:
Form 20-F for the Fiscal Year Ended September 30, 2008
General
1. Please provide us with the analysis that supports your conclusion that you are a foreign private issuer. Refer to Rule 405 of Regulation C and Rule 3b-4 of the Exchange Act.

Response:	Rule 405 of Regulation C under the Securities Act of 1933, as amended, and Rule 3b-4 under the Securities Exchange Act of 1934, as amended, each set forth a multi-part test for determining whether an issuer is a “foreign private issuer.”

First, in order to be a foreign private issuer, an issuer must be a “foreign issuer.” Because Amdocs Limited is organized under the laws of Guernsey, which is a Crown Dependency of the United Kingdom, it is a “foreign issuer.”
Wilmer Cutler Pickering Hale and Dorr llp, 399 Park Avenue, New York, New York 10022
Beijing Berlin Boston Brussels Frankfurt London Los Angeles New York Oxford Palo Alto Waltham Washington

Securities and Exchange Commission
February 23, 2009

Next, only if a foreign issuer satisfies both conditions (a) and (b) below, is such foreign issuer not considered a foreign private issuer:
(a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and
(b) any of the following:
(i) the majority of the executive officers or directors are United States citizens or residents;
(ii) more than 50 percent of the assets of the issuer are located in the United States; or
(iii) the business of the issuer is administered principally in the United States.
Effective December 5, 2008, the tests set forth in (a) and (b) above are to be applied as of the last business day of a foreign issuer’s most recently completed second quarter; prior to December 5, 2008, the tests were to be applied on a continuous basis. For purposes of the Form 20-F, as to which the Staff’s comments relate, the information set forth below is as of September 30, 2008. However, to date, the Company believes it has satisfied the tests on a continuous basis, and beginning on March 31, 2009, the Company will begin to apply the tests on a once-a-year basis.
As regards (a) above, as of September 30, 2008, based on information provided to it by its transfer agent and custodians, Amdocs estimates that 70% to 75% of its outstanding ordinary shares, which are its only voting securities, were directly or indirectly owned by residents of the United States.
As regards (b)(i) above, as of September 30, 2008, Amdocs had thirteen directors, of whom five were United States citizens or residents. As of September 30, 2008, the Amdocs group had six executive officers, of whom three were United States citizens or residents.
As regards (b)(ii) above, as of September 30, 2008, approximately 30% of the consolidated assets of Amdocs were located in the United States.
As regards (b)(iii) above, as of September 30, 2008, the business of the issuer was administered principally outside of the United States. AML, which is organized under the laws of the United Kingdom and operates

Securities and Exchange Commission
February 23, 2009

from outside the United States, is the Company’s management subsidiary and is responsible for directing the finance, legal, human resources and other executive coordination functions for all of the Company’s operating subsidiaries. In addition, the chief executive officer of AML serves as the principal executive officer of the Amdocs group, and the chief financial officer of AML serves as the principal financial officer of the Amdocs group. Each of these two officers is a non-U.S. citizen and a non-U.S. resident, and they principally perform their business responsibilities from outside of the United States.
Because Amdocs satisfies the criterion under (a) above, but does not satisfy any of the three criteria under (b) above, it is a foreign private issuer as defined in Rule 405 of Regulation C under the Securities Act of 1933, as amended, and Rule 3b-4 under the Securities Exchange Act of 1934, as amended.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3 — Acquisitions, page F-18
2. We note that in 2008 you recorded a $20 million adjustment to goodwill for a valuation allowance that should have been recorded in connection with your 2006 acquisition of Cramer. Please explain your basis for recording this adjustment to goodwill and refer to the authoritative guidance you relied upon when determining your accounting.

Response:	During August 2006, as part of the Cramer purchase price accounting, a deferred tax asset of $22.3 million was recorded for net operating losses that existed at the acquisition date related to three Cramer subsidiaries. Although the information available at that time (as described below) indicated that it was more-likely-than-not that these three Cramer subsidiaries would not earn sufficient income after the acquisition to enable the utilization of these net operating losses, a valuation allowance was inadvertently not recorded.

The Company identified this error in its purchase accounting while performing a detailed analysis of its income tax provision in preparing its statutory accounts in fiscal 2008.

The available evidence at the acquisition date included the fact that, although fiscal 2006 was profitable for these Cramer subsidiaries, the

Securities and Exchange Commission
February 23, 2009

profit was attributable to license sales that were unusual and significant to the Cramer business. If these unusual license sales had not occurred, these Cramer subsidiaries would have incurred losses for the fiscal year.
In addition, according to the Company’s projections at the acquisition date, the acquired Cramer business was expected to be profitable beginning in the second year following the acquisition, mainly as a result of synergies from the combination of Cramer’s business with that of Amdocs; however the earnings resulting from the synergies were not expected to be allocated to the Cramer subsidiaries with the net operating losses. In addition, in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” paragraph 21, the Company could not conclude at the time of the acquisition that other sources of taxable income would be available to realize the tax benefit in future periods.
As a result of its 2008 analysis, the Company concluded that it had made an error at the time of the purchase accounting in not recording a valuation allowance to offset the acquired deferred tax assets that were not expected to be realized, with a corresponding increase to goodwill.
After identifying this error, the Company performed a materiality assessment according to Staff Accounting Bulletin No. 108 and Staff Accounting Bulletin No. 99 to determine whether it was necessary to restate its prior year financial statements. In performing the analysis, the Company considered the following quantitative and qualitative factors:
-	the correction would represent 1.3%, 1.4% and 1.5% of the goodwill balance as of September 30, 2008, 2007 and 2006, respectively;

-	the correction would not change or alter a trend in earnings or revenues;

-	the correction would not change net income to net loss, or visa versa;

-	the Company believes that, although the adjustment represents 9.3%, 10.9% and 16.7% of the long term deferred tax asset balance as of September 30, 2008, 2007 and 2006, respectively and 6.9%, 7.6% and 9.1% of total deferred tax asset balance as of September 30, 2008, 2007 and 2006, respectively, the long term deferred tax asset balance is not a significant consideration to the reader of the financial statements; and

Securities and Exchange Commission
February 23, 2009

-	the Company believes that the judgment of a reasonable person that relies upon the financial statements would not have been influenced or changed by the inclusion of the additional $20 million in deferred tax asset.
Based on this analysis, the Company determined that this correction was not material to the Company’s balance sheet nor its income statement for fiscal 2008 or for prior years, and, therefore, that it was appropriate to record the valuation allowance adjustment to goodwill in fiscal 2008. The Company believes it has provided appropriate disclosure regarding the correction in Note 3 to the consolidated financial statements contained in the Form 20-F.
Note 5 — Accounts Receivable, Net, page F-22
3.	Please explain your policy for unbilled receivables and tell us why you reclassified certain amounts between short-term unbilled receivables and long-term unbilled receivables in your 2007 balance sheet. As part of your response, please tell us whether this reclassification was related to a change in accounting policy. Refer to the authoritative guidance you relied upon when determining your accounting.

Response:	As disclosed in Note 2 to the Company’s consolidated financial statements (see page F-14), unbilled accounts receivable represent revenue amounts that are recognized according to the Company’s revenue recognition policies but that have not been billed as of the balance sheet date due to contractual or other arrangements with customers. Unbilled accounts receivable that are expected to be billed in the next twelve months are considered short-term unbilled receivables and classified within the accounts receivable caption of the financial statements, and unbilled accounts receivable that are expected to be billed beyond the next twelve months are considered long-term unbilled receivables, and beginning in 2008, were classified in other noncurrent assets in the Company’s financial statements. Prior to fiscal 2008, the Company classified all unbilled accounts receivable within the accounts receivable caption on its financial statements because the Company did not consider the long-term unbilled accounts receivable to be material.

During fiscal 2008, as the long-term unbilled accounts receivable increased, the Company determined that it was appropriate to classify and

Securities and Exchange Commission
February 23, 2009

separately disclose (see Note 8 to the consolidated financial statements) the long-term unbilled receivable amounts as long-term assets.
In making this reclassification, the Company considered whether it was necessary to restate the prior period financial statements as a result of the balance sheet reclassification. The Company determined that the long-term unbilled receivables for prior periods were not material (long-term unbilled accounts receivable as of September 30, 2007 were $20.3 million, or 1% of current assets and less than 1/2 % of total assets, and had a de minimus impact on working capital). Accordingly, the Company reclassified the 2007 amount to long-term during fiscal 2008.
The reclassification was not related to a change in accounting policy.
Note 9 — Income Taxes, page F-25
4. Please tell us how you considered the disclosures required by paragraph 48(b) of SFAS 109. In this regard, we note that you have not quantified the portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill.

Response:	The portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill as of September 30, 2008 was $43.3 million (which is the aggregate of fiscal 2006, 2007 and 2008 “Charged to other accounts” lines of the Company’s Valuation and Qualifying Accounts schedule attached to the Form 20-F at page F-40 and referred to on page 71). The Valuation and Qualifying Accounts schedule displays the changes in the valuation allowances during fiscal years 2006 through 2008, which were incurred in connection with acquisitions.

The Company notes for the Staff that, after receiving this comment, the Company included additional disclosure in this regard in its Report of Foreign Private Issuer on Form 6-K for the quarter ended December 31, 2008 filed on February 9, 2009 (see page 10). The Company will implement this disclosure in future filings as appropriate.
Note 19 — Segment Information and Sales to Significant Customers, page F-35
5. Please tell us what consideration you have given to proving a more detailed breakout of “Customer experience systems” revenue. In this regard, we note that disclosures on page 23 appear to indicate that your services portfolio includes 4 types of services. See paragraph 37 of SFAS 131.

Securities and Exchange Commission
February 23, 2009

Response:	Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” paragraph 37 (“SFAS 131”), requires an entity to report its revenue from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

As described in the Form 20-F, the Company develops, implements, and manages software and services associated with the business-support systems and operational-support systems that enable service providers to deliver a better customer experience. The Company refers to these systems collectively as customer experience systems because of the crucial impact and increasing importance that these systems have on the service providers’ end-user experience. These systems comprise a portfolio of software applications and services that includes a broad range of integrated product modules, including revenue management, customer management, service and resource management, digital commerce and service delivery, information management and foundation. Amdocs offers these product modules in combination with services, including consulting, delivery, system implementation, integration, customization, consolidation, modernization, managed services, ongoing support and maintenance.

Amdocs’ business model is not designed to provide a set of products and a separate set of services to its customers. Rather, due to the complex and dynamic nature of its customers’ business needs, the products and services that Amdocs provides are typically integrated, designed to work in concert to provide each customer with a complete solution.

Accordingly, in the course of a customer’s engagement, the services provided by Amdocs are not necessarily delineated by the labels set forth above; rather, they are similar to each other in nature and frequently overlap. For example, managed services rendered to a particular customer may also involve ongoing support services (such as routine system upgrades) and system customization services may be an element of, and intertwine with, system implementation services. The Company’s services are designed to be flexible and adapt so that they evolve in a real-time manner to serve the customer’s evolving business needs and enable the Company to strengthen its customer relationships.

Due to the various combinations of these product modules and services, and the general similarity across services, the Company believes it is not required, nor would it be practicable, under SFAS 131, to provide a more detailed revenue breakout.

Securities and Exchange Commission
February 23, 2009

* * * * *
Lastly, as requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone either the undersigned at the telephone number indicated above or Jason L. Kropp of this firm at (617) 526-6421.
Very truly yours,
/s/ Robert A. Schwed
Robert A. Schwed

cc:	Michael Bricker (Amdocs Management Limited)